# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: POWERDYNE INTERNATIONAL, INC., CIK 0001435617
CUSIP: 73933W108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 45 MAIN STREET, NORTH READING, Massachusetts (MA), 01864
Date of event which requires filing of this statement: 11/24/2025
Filed by CIK 0001980121
Persons authorized to receive notices and communications: Eric Foster, 45 Main Street, North Reading, Massachusetts (MA), 01864, 401-692-6464

## Reporting persons
- Foster Eric F. (CIK 0001980121): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 135,000,000; shared voting power 0; sole dispositive power 135,000,000; shared dispositive power 0; aggregate amount beneficially owned 135,000,000 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: POWERDYNE INTERNATIONAL, INC.
Address of issuer's principal executive offices: 45 MAIN STREET, NORTH READING, Massachusetts (MA), 01864

## Item 2. Identity and Background
Name of person filing: Eric Foster
Residence or business address: 45 Main Street, North Reading, Massachusetts 01864
Present principal occupation or employment: Sales and administration at Powerdyne International Inc. 45 Main Street, North Reading, Massachusetts 01864
Criminal convictions in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is deemed to be the holder of 135,000,000 Shares

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares from a contract, services rendered and forgiveness of debt. The Reporting Person has no plans or proposals other than to hold the stock for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 135,000,000 shares of common stock (7.2%)
Number of shares as to which each person has sole or shared power to vote or dispose: 135,000,000 shares of common stock (7.2%)
Transactions in the class effected during the past sixty days: NA
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NA

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Foster Eric F.: /s/ Eric Foster, Eric Foster (12/05/2025)